EXHIBIT 12.1

Trico Marine Services, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

						Three months ended March 31, 2004 (6)
	1999 (1)	2000 (2)	2001 (3)	2002 (4)	2003 (5)
Net income (loss)	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(164,398)	$(16,454)

Amortization of capitalized interest	174	216	215	242	262	58

Income tax expense (benefit)	(16,770)	(4,946)	(3,317)	14,550	(2,888)	(615)

Loss from operations before income taxes	$(50,006)	$(17,452)	$(10,025)	$(53,186)	$(167,024)	$(17,011)

Fixed Charges

Interest on long-term debt expensed	$31,987	$29,883	$26,232	$28,432	$30,159	$7,436

Interest on long-term debt capitalized	1,206	—	156	737	236	—

Amortization of deferred financing costs	1,632	1,388	1,366	1,127	977	240

Estimated portion of rental expense attributable to interest	72	65	69	125	450	118

Total Fixed Charges	$34,897	$31,336	$27,823	$30,421	$31,822	$7,794

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$(16,315)	$13,884	$17,642	$(23,502)	$(135,438)	$(9,217)

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $51.2 million
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million
(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million
(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million
(6)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.0 million